Birds Eye Foods, Inc.

90 Linden Oaks

Rochester, New York 14625

November 20, 2009

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Birds Eye Foods, Inc.
Request to Withdraw Registration Statement on Form S-1
(Registration No. 333-162395) Originally Filed October 8, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Birds Eye Foods, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) together with all exhibits thereto, with such  application to be  approved effective  as of the date hereof  or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed initial public offering of the Registrant’s common stock, par value $0.01 per share (the “Common Stock”), by the Registrant and one of its stockholders.  The Registrant and such stockholder have determined that at this time they will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement.

The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed public offering has been discontinued.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact the undersigned at (585) 383-1850 or Joshua N. Korff or Christopher A. Kitchen of Kirkland & Ellis LLP at (212) 446-4800 with any questions you may have.

Sincerely,

BIRDS EYE FOODS, INC.

By:		/s/ Linda K. Nelson
	Name:	Linda K. Nelson
	Title:	Executive Vice President, Chief Financial Officer and Secretary